EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

November 7, 2018

AVINO REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS

Avino Silver & Gold Mines Ltd. (ASM:TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce the consolidated financial results for the Company’s third quarter ended September 30, 2018. The financial statements and the Management Discussion and Analysis (MD&A) can be viewed on the Company's web site www.avino.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

“During the third quarter of this year, the Company continued with the commissioning of Mill Circuit 4, which represents a significant commitment to future expansion in Mexico. While our financial results were impacted due to a lower metal price environment, we feel that the Company is well-positioned for the future. In view of the current environment, our focus for Q3 2018 and moving into Q4 2018 has shifted from increasing production, to preserving our operating margins, through previously-announced cost-reduction programs” said David Wolfin, President and CEO. “Our focus moving forward will be to maintain stable operations which will include a temporary reduction of development at the Avino Mine (Elena Tolosa area) which means that the mining rate will decrease, however the mill production will be stable for the rest of the quarter. In the meantime, we will continue to optimize operations and evaluate other areas of the vast Avino property.”

THIRD QUARTER 2018 HIGHLIGHTS

•	Generated revenues of $8.5 million from the sale of bulk concentrates

•	Mine operating income of $0.7 million

•	Net loss after taxes of $1.0 million or $0.02 earnings per share

•	Produced 704,429 silver equivalent ounces[1], including 342,151 ounces of silver, 2,204 ounces of gold and 992,271 pounds of copper

•	Total consolidated cash cost[2] was $9.69 per payable silver equivalent ounce[1]

•	Consolidated all-in sustaining cash cost (“AISC”)[2] was $11.15 per payable silver equivalent ounce[1]

•	Working capital of $9.1 million

•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $0.3 million

•	Cash of $7.1 million was on hand at the end of the quarter

•	Average realized selling prices for silver and gold were US$14.85 and US$1,222 per ounce, respectively, and the average realized selling price for copper was $6,028 per tonne

1. In Q3 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1,213 oz Au and $2.77 lb Cu. In Q3 2017, AgEq was calculated using metals prices of $17.45 oz Ag, $1,316 oz Au and $2.99 lb Cu.

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Avino Silver & Gold Mines Ltd. – November 7, 2018

Avino Reports Q3 2018 Financial Results

HIGHLIGHTS (Expressed in US$)	Third Quarter 2018	Third Quarter 2017	Change	YTD 2018	YTD 2017	Change
Operating
Tonnes Milled	193,645	138,200	40%	476,893	412,381	16%
Silver Ounces Produced	342,151	368,456	-7%	975,073	1,074,526	-9%
Gold Ounces Produced	2,204	2,673	-18%	6,004	6,463	-7%
Copper Pounds Produced	992,271	1,106,305	-10%	3,443,264	3,264,363	5%
Silver Equivalent Ounces[1] Produced	704,429	760,756	-7%	2,099,980	2,063,573	2%
Concentrate Sales and Cash Costs
Silver Equivalent Ounces Sold[2]	715,606	582,303	23%	1,928,359	1,648,661	17%
Cash Cost per Silver Equivalent Ounce[2,3]	$9.69	$9.74	-1%	$9.46	$8.92	6%
All-in Sustaining Cash Cost per Silver Equivalent Ounce[2,3]	$11.15	$11.25	-1%	$11.12	$10.43	7%
Average Realized Silver Price per Ounce	$14.85	$16.81	-12%	$15.93	$17.24	-8%
Average Realized Gold Price per Ounce	$1,222	$1,281	-5%	$1,274	$1,262	1%
Average Realized Copper Price per Tonne	$6,028	$6,292	-4%	$6,641	$5,924	12%

1. In Q3 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1,213 oz Au and $2.77 lb Cu. In Q3 2017, AgEq was calculated using metals prices of $17.45 oz Ag, $1,316 oz Au and $2.99 lb Cu.

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

HIGHLIGHTS (Expressed in 000’s of US$)	Third Quarter 2018	Third Quarter 2017	Change	YTD 2018	YTD 2017	Change
Financial
Revenues	$8,516	$8,436	1%	$25,848	$24,475	6%
Mine Operating Income	$657	$2,078	-68%	$4,919	$8,020	-39%
Net Income (Loss)	$(1,012)	$(716)	-41%	$645	$1,157	-44%
Cash	$7,068	$3,759	88%	$7,068	$3,759	88%
Working Capital	$9,052	$20,181	-55%	$9,052	$20,181	-55%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$264	$1,112	-76%	$4,756	$4,943	-4%
Per Share Amounts
Earnings (Loss) per Share ("EPS") – Basic	$(0.02)	$(0.01)	-100%	$0.01	$0.02	-50%
Cash Flow per Share (YTD)[1] – Basic	$(0.01)	$0.03	-133%	$0.04	$0.09	-56%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Avino Silver & Gold Mines Ltd. – November 7, 2018

Avino Reports Q3 2018 Financial Results

Financial Results

The Company generated revenues of $8.5 million during the third quarter of 2018, compared to $8.4 million, realized in the third quarter of 2017.

Mine operating income was $0.7 million during the third quarter of 2018, compared to $2.1 million in the same period of 2017. The decrease is due to lower realized metals prices however, the Company sold 23% more silver-equivalent ounces, yet revenues increased by 1%. Other factors include lower production results at San Gonzalo, and higher non-cash depletion costs at the mine as it nears its end of mine life.

During the third quarter of 2018, the Company reported a net loss of $1.0 million or $0.02 per share, compared to a net loss of $0.7 million or a loss of $0.01 per share in the third quarter of 2017.

Operational Results

Silver equivalent production for the third quarter of 2018 decreased by 7% to 704,429 oz1 compared to 760,756 oz1 in the third quarter of 2017. Silver production for the third quarter of 2018 decreased 7% to 342,151 oz compared to 368,456 oz in the third quarter of 2017. Gold production for the third quarter of 2018 decreased by 18% to 2,204 oz compared to 2,673 oz in the corresponding period of 2017. Copper production decreased by 10% to 992,271 lbs compared to 1,106,305 lbs in the third quarter of 2017. Total mill feed processed during the third quarter of 2018 was 193,645 dry tonnes compared to 138,200 dry tonnes during the third quarter of 2017, which includes total mill feed from the historic above ground stockpiles, for an increase of 40%.

At the Avino Mine, silver equivalent ounces1 produced during the third quarter of 2018 totalled 360,018 compared to 542,846 during the third quarter of 2017, a decrease of 34%. The material that was mined from Elena Tolosa was processed using Mill Circuit 3 and Mill Circuit 2 through to mid-July and then a transition was made to process Historic Above Ground Stockpiles through Mill Circuit 2, and on September 24th, began processing material from the newly-developed San Luis area of the Avino Mine. Accordingly, processed tonnage from the Elena Tolosa area of the Avino Mine was down by 31% during the quarter, which is reflected in the lower silver, gold and copper production during the quarter. Silver and gold feed grades decreased by 12% and 26%, respectively, while the copper increased by 13%. The variances of the metal recoveries were not significant.

At the San Gonzalo Mine, silver equivalent ounces1 produced during the third quarter of 2018 totaled 155,990 representing a decrease of 28% compared to 217,910 in the third quarter of 2017. The silver and gold grades at San Gonzalo decreased by 20% and 26%, respectively, compared to the third quarter, 2017. This was due to the Company mining in lower-grade areas of the mine during the current quarter.

San Gonzalo is nearing the end of its mine life, thus the reduction in grade and metals produced is in line with internal expectations.

During the startup, testing and commissioning phase of Mill Circuit 4, which is now expected to run into the first half of 2019, feed has been, and will continue to come from Historic Above Ground Avino Mine stockpiles.

The San Luis area of the Avino Mine is accessed through a separate portal located approximately 2 km from the main entrance of the Avino Mine (Elena Tolosa area). Current resources at San Luis were included in the most recent resource estimate on the Avino property, which can be found in Avino’s news release dated February 21, 2018 on Avino’s website and under the company’s profile on the SEDAR system. The news release was also filed with the SEC on Form 6-K.

At the San Luis area the Company continues to develop and drift in areas that were partially developed during the 1980’s and 90’s prior to the mine’s closure.

Operating Costs and Capital Expenditures

Consolidated all-in sustaining cash costs per silver equivalent ounce1 during the third quarter of 2018 were $11.15 compared to $11.25 during the corresponding period of 2017, a decrease of 1%.

All-in sustaining cash costs2 at Avino during the third quarter of 2018 was $11.09, compared to $10.76 realized during the third quarter of 2018. All-in sustaining cash costs2 at San Gonzalo during the third quarter of 2018 was $12.09 per AgEq ounce1 compared to $12.91 during the third quarter of 2017. All-in sustaining cash costs2 for the Historic Above Ground Stockpiles was $9.94 for the quarter.

Capital expenditures during the nine months ended September 30, 2018, were $11.9 million, compared to $8.7 million for the corresponding period of 2017.

Capital expenditures for the quarter were attributed to the completion of construction of Mill Circuit 4, as well as production equipment to meet the increased capacity.

Avino Silver & Gold Mines Ltd. – November 7, 2018

Avino Reports Q3 2018 Financial Results

Bralorne Mine Update

During the third quarter the Company continued its strategic exploration objectives for Bralorne which are expected to last the remainder of 2018 and 2019, and will allow the use of the CDN $6,000,000 raised from the Flow-Through shares offering that closed on April 27, 2018.

The exploration strategy includes the following steps as outlined in the Company’s news release dated June 20, 2018.

1.	Comprehensive Structural Modelling and Geological Mapping
2.	Extensive Airborne and Ground Geophysics Surveys
3.	Focused Geochemical Sampling
4.	Significant Drilling Campaign

The proposed work will be the most comprehensive exploration program ever performed at the Bralorne Mining Camp. The program will use industry experts along with state-of-the-art technology to maximize the potential for success for achieving our goal of finding new veins and economic mineralized zones.

During the third quarter 2018, environmental work continued with regard to the requirements under the operating permit (M207), in particular studies and reclamation regarding legacy issues, plus work to improve the short and long term water treatment and overall water management. As a result of initial positive passive water treatment testing in 2016 and 2017, a Bio-reactor pilot plant was constructed in Q1, 2018, which was commissioned in Q2 of 2018, tested through maximum mine water flow during freshet from April to June and more normal flows for the remainder of the year. The objective is to develop a passive system that could replace the current water treatment plant to lower operating costs.

Subsequent to the end of the third quarter, in October 2018, Bralorne received a major permit amendment for the Ministry of Environment Effluent Permit. This allows for increased capacity water treatment and improved site-wide water management.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, all of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Avino Silver & Gold Mines Ltd. – November 7, 2018

Avino Reports Q3 2018 Financial Results

Conference Call

In addition, the Company will be holding a conference call and webcast on Thursday, November 8, 2018 at 8:00 am PST (11:00 am EST).

Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here Avino Third Quarter 2018 Webcast and Conference Call or by dialing the following numbers five to ten minutes prior to the start time:

Toll Free Canada & USA: 1-800-319-4610
Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded and the replay will be available on the Company's web site later that day.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 600 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently evaluating the potential economics of possible future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

Avino Silver & Gold Mines Ltd. – November 7, 2018

Avino Reports Q3 2018 Financial Results

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Jasman Yee, P.Eng, Avino director; Avino’s Bralorne Mine project is under the supervision of Fred Sveinson, B.A., BSc, P.Eng, and Avino Senior Mining Advisor. These individuals are qualified persons (“QP”) within the context of National Instrument 43-101. The respective QP’s have reviewed and approved all the applicable technical data in this press release.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018 prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.